Exhibit 99.5

CONSENT OF QUALIFIED PERSON November 17, 2020 I, Sean Horan, P.Geo., do hereby consent to the public filing of the report titled “Technical Report on the Aripuanã Zinc Project, State of Mato Grosso, Brazil” (the Technical Report), prepared for Nexa Resources S.A. and dated November 17, 2020, and to the use of extracts from, or the summary of, the Technical Report in the press release of Nexa Resources S.A. dated October 6, 2020 (the Press Release). I also certify that I have read the Press Release and that it fairly and accurately represents the information in the Technical Report that supports the Press Release. Signed Sean Horan Sean Horan, P.Geo. 55 University Ave. Suite 501 | Toronto, ON, Canada M5J 2H7 | T +1 (416) 947 0907www.rpacan.com